

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Virgil Enriquez
Chief Executive Officer
Drax, Industries Inc.
3125 Scott Street
Vista, CA 92081

> **Re: Drax Industries Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 6, 2021**
> **File No. 333-253043**

Dear Mr. Enriquez:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 3

1.　　In response to prior comment 5, you state that you have no affiliation with Cool Box, a Canadian company, which appears to produce a substantially similar product that you are offering. Please state clearly in the prospectus that you have no affiliation with Cool Box, the Canadian company. Clarify that you do not source your products from Cool Box in Canada.

Interest of Management and Others in Certain Transactions, page 38

2.　　You state that you have a loan from the company's President, Virgil Enrique, for $10,500 and a line of credit from an investor for $100,000. Please identify the investor and disclose the transactions, if applicable, as related party transactions. Discuss the material terms of the loan and line of credit, including interest rate, repayment terms and any fees in connection with the transactions.

5. Exhibits, page II-2

3.   Please have your independent public accounting firm clarify in their consent that their report is included within the Form S-1, not incorporated by reference.

 You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mina Tran, Esq.